Exhibit 99.1

Inspira Secures $27 Million Government Binding Purchase Order for ART100 Systems with Full Payment in 2025

RA’ANANA, Israel, August 19, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that a national ministry of health in Africa (the “Ministry of Health”) has placed a $27 million binding purchase order for Inspira’s FDA-cleared ART100 systems. The purchase order, secured through Inspira’s exclusive distribution partner, dedicated solely to the commercialization of Inspira’s products, initiates an immediate nationwide deployment program.

The purchase order provides for full contractual payment scheduled for completion during 2025. This structure underscores the Ministry’s commitment and will accelerate revenue for Inspira. Shipments will be scheduled in coordination with the Ministry of Health, with installation, training, and onboarding to follow.

“This $27 million government purchase order is a strategic breakthrough that is a validation of our commercial model,” said Dagi Ben-Noon, CEO of Inspira Technologies. “We are now executing our commercial strategy with full force across multiple fronts. This is the second significant order we have secured in a short period of time, bringing our total secured binding purchase orders for 2025 to $49.5 million. This order continues the momentum we promised our shareholders, with additional orders expected to follow.”

The Ministry of Health mentioned selected the ART100 based on its proven performance in Tier-1 hospitals in the U.S. and its ability to reinforce national emergency and critical care infrastructure. Deliveries are expected to continue throughout 2025 under a nationwide roll-out schedule.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the full contractual payment scheduled for completion during 2025, that the order underscores the Ministry’s commitment and will accelerate revenue for Inspira, the timing of the delivery of the first shipments, as well as the installation, training and onboarding relating to the order, that the order is a strategic breakthrough that is a validation of its commercial model, that it is executing its commercial strategy with full force across multiple fronts, the total of its binding orders received in 2025, that the order continues the momentum it promised its shareholders, with additional orders expected to follow, and that deliveries are expected to continue throughout 2025 under a nationwide roll-out schedule. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485